82-3296

04 FEB 11 AM 7:21

04012739

China Steel Corporation

Forecasted Financial Statements for the Year Ending December 31, 2004

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers' convenience and may present financial statements for periods not previously presented in a single document. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

FORECASTED BALANCE SHEET
DECEMBER 31, 2004
(WITH UPDATED FORECASTED DATA AS OF DECEMBER 31, 2003 AND COMPARATIVE HISTORICAL DATA AS OF DECEMBER 31, 2002 AND 2001)
(In Thousands of New Taiwan Dollars, Except Par Value)

	Forecast				Historical Data			
	December 31, 2004		December 31, 2003 (Updated)		December 31, 2002		December 31, 2001	
ASSETS	Amount	%	Amount	%	Amount	%	Amount	%
CURRENT ASSETS								
Cash and cash equivalents	$ 2,022,616	1	$ 1,901,161	1	$ 3,068,966	1	$ 4,302,175	2
Short-term investments	30,000,000	15	30,000,000	15	19,751,336	10	12,206,524	6
Notes receivable	438,103	-	647,109	-	378,442	-	144,794	-
Accounts receivable	1,849,944	1	2,450,000	1	1,642,077	1	1,815,944	1
Other receivable	383,168	-	383,168	-	114,039	-	202,606	-
Inventories	16,780,082	8	16,250,000	8	15,468,476	8	18,371,621	9
Pledged time deposits	6,100,000	3	6,900,000	3	6,900,000	4	8,200,000	4
Other	464,140	-	616,832	-	258,069	-	1,035,803	1
Total current assets	58,038,053	28	59,148,270	28	47,581,405	24	46,279,467	23
LONG-TERM INVESTMENTS								
Long-term investment under equity method	35,478,678	17	36,657,412	17	31,473,197	16	30,562,653	15
Long-term investment under cost method	7,168,571	3	7,986,258	4	3,938,258	2	4,244,964	2
Prepayments for investments	-	-	-	-	-	-	120,000	1
Other	217,919	-	178,794	-	120,831	-	98,794	-
Total long-term investments	42,865,168	20	44,822,464	21	35,532,286	18	35,026,411	18
PROPERTIES								
Land	7,146,632	3	7,146,632	3	7,146,632	4	6,764,647	4
Land improvements	4,316,764	2	4,316,764	2	4,316,764	2	4,316,764	2
Buildings and improvements	36,600,498	17	36,396,286	17	35,814,229	18	35,664,534	18
Machinery and equipment	219,075,792	104	215,528,980	102	207,628,941	106	207,043,084	104
Transportation equipment	1,752,678	1	1,654,986	1	1,596,970	1	1,594,481	1
Miscellaneous equipment	2,978,238	2	2,939,728	2	2,826,054	2	2,651,344	1
Total cost	271,870,602	129	267,983,376	127	259,329,590	133	258,034,854	130
Appreciation	18,346,007	9	18,376,007	9	18,403,007	9	18,405,855	9
Total cost and appreciation	290,216,609	138	286,359,383	136	277,732,597	142	276,440,709	139
Less: Accumulated depreciation	196,460,214	94	187,501,748	89	177,076,769	90	167,376,583	84
	93,756,395	44	98,857,635	47	100,655,828	52	109,064,126	55
Constructions in progress	11,917,842	6	3,992,668	2	6,815,268	3	3,183,839	1
Net properties	105,674,237	50	102,850,303	49	107,471,096	55	112,247,965	56
OTHER ASSETS								
Rental assets	3,630,127	2	3,757,915	2	3,888,461	2	3,977,283	2
Refundable deposits	84,434	-	84,434	-	84,434	-	20,772	-
Restricted assets-pledged time deposits	31,396	-	31,396	-	31,396	-	31,396	-
Other—mainly unamortized repair expense	208,199	-	530,880	-	853,255	1	1,353,706	1
Total other assets	3,954,156	2	4,404,625	2	4,857,546	3	5,383,157	3
TOTAL ASSETS	$210,531,614	100	$211,225,662	100	$195,442,333	100	$198,937,000	100

	Forecast				Historical Data			
	December 31, 2004		December 31, 2003 (Updated)		December 31, 2002		December 31, 2001	
LIABILITIES AND STOCKHOLDERS' EQUITY	Amount	%	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES								
Short-term bank loans and overdraft	$ 938,658	-	$ 585,000	-	$ 809,688	-	$ 5,947,913	3
Commercial paper payable	999,840	1	998,201	-	998,347	1	2,843,252	2
Accounts payable	3,272,421	2	2,500,000	1	2,454,461	1	2,441,818	1
Income tax payable	6,491,437	3	6,643,544	3	3,730,522	2	-	-
Other payable	6,391,971	3	4,560,000	2	5,106,533	3	4,310,176	2
Bonds payable—current portion	5,000,000	2	10,000,000	5	9,200,000	5	5,850,000	3
Long-term debts-current portion	-	-	50,000	-	2,985,045	1	2,290,269	1
Other	1,526,406	1	2,065,000	1	1,741,700	1	1,917,819	1
Total current liabilities	24,620,733	12	27,401,745	12	27,026,296	14	25,601,247	13
LONG-TERM LIABILITIES								
Bonds	10,000,000	5	15,000,000	7	25,000,000	13	34,200,000	17
Debts	2,183,000	1	-	-	50,000	-	3,455,293	2
Total long-term liabilities	12,183,000	6	15,000,000	7	25,050,000	13	37,655,293	19
RESERVE FOR LAND VALUE INCREMENT TAX	3,370,813	1	3,370,813	2	3,370,813	2	3,370,813	1
OTHER LIABILITIES								
Deferred income tax liability—noncurrent	4,291,243	2	3,947,243	2	3,584,788	2	4,256,172	2
Deferred credit—intercompany profit	1,405,040	1	1,405,040	1	1,405,040	-	1,405,040	1
Total other liabilities	5,696,283	3	5,352,283	3	4,989,828	2	5,661,212	3
Total liabilities	45,870,829	22	51,124,841	24	60,436,937	31	72,288,565	36
STOCKHOLDERS' EQUITY								
Capital stock—authorized 10,600,000 thousand shares at $10 par value								
Common—issued 9,835,051, 9,452,324, 9,267,994 and 9,061,168 thousand shares as of December 31, 2004, 2003, 2002 and 2001, respectively	98,350,507	47	94,523,237	45	92,679,939	48	90,611,684	46
Preferred—14% cumulative and participating—issued 47,762, 47,762, 47,767 and 47,768 thousand shares as of December 31, 2004, 2003, 2002 and 2001, respectively	477,620	-	477,620	-	477,670	-	477,680	-
Total capital stock	98,828,127	47	95,000,857	45	93,157,609	48	91,089,364	46
Capital surplus	865,806	-	586,047	-	481,597	-	416,570	-
Retained earnings	66,685,404	32	66,232,985	31	44,960,063	23	37,434,024	19
Other stockholders' equity								
Unrealized loss on investees' long-term investments	(525,595)	-	(525,595)	-	(555,491)	-	(569,837)	-
Cumulative translation adjustments	94,416	-	94,416	-	222,391	-	198,881	-
Investees' unrecognized net loss on pension cost	(15,647)	-	(15,647)	-	(15,696)	-	(15,508)	-
	(446,826)	-	(446,826)	-	(348,796)	-	(386,464)	-
Treasury stock	(1,271,726)	(1)	(1,272,242)	-	(3,245,077)	(2)	(1,905,059)	(1
Total stockholders' equity	164,660,785	78	160,100,821	76	135,005,396	69	126,648,435	64
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$210,531,614	100	$211,225,662	100	$195,442,333	100	$198,937,000	100

The accompanying summary of significant accounting policies and basic assumptions on financial forecast are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

FORECASTED STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2004
(WITH UPDATED FORECASTED DATA FOR THE YEAR ENDING DECEMBER 31, 2003 AND COMPARATIVE HISTORICAL DATA FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001)
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Forecast				Historical Data			
	2004		2003 (Updated)		2002		2001	
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$ 128,871,529	100	$ 128,562,818	100	$ 99,939,846	100	$ 85,101,266	100
COST OF REVENUES	84,855,263	66	82,627,853	64	75,111,810	75	73,223,833	86
GROSS PROFIT	44,016,266	34	45,934,965	36	24,828,036	25	11,877,433	14
OPERATING EXPENSES								
Selling	2,074,465	1	2,065,042	2	1,815,948	2	1,602,713	2
General and administrative	2,190,879	2	2,175,800	2	1,818,975	2	2,030,550	2
Research and development	914,969	1	907,158	-	819,497	-	850,640	1
Total operating expenses	5,180,313	4	5,148,000	4	4,454,420	4	4,483,903	5
INCOME FROM OPERATIONS	38,835,953	30	40,786,965	32	20,373,616	21	7,393,530	9
NON-OPERATING INCOME								
Interest	75,690	-	119,471	-	238,543	-	660,107	1
Investment income under equity method	3,902,929	3	5,318,305	4	2,566,906	2	-	-
Other investment income	412,322	-	328,691	-	-	-	4,093,740	5
Other	444,584	1	430,768	1	683,378	1	969,223	1
Total non-operating income	4,835,525	4	6,197,235	5	3,488,827	3	5,723,070	7
NON-OPERATING EXPENSES								
Interest	735,922	-	1,387,153	1	2,212,246	2	2,732,813	3
Investment loss under equity method	-	-	-	-	-	-	1,623,266	2
Other investment loss	-	-	-	-	329,534	-	-	-
Other	910,556	1	597,047	1	624,849	1	353,722	1
Total non-operating expenses	1,646,478	1	1,984,200	2	3,166,629	3	4,709,801	6
INCOME BEFORE INCOME TAX	42,025,000	33	45,000,000	35	20,695,814	21	8,406,799	10
INCOME TAX	9,147,437	7	8,731,089	7	3,856,734	4	947,049	1
NET INCOME	$ 32,877,563	26	$ 36,268,911	28	$ 16,839,080	17	$ 7,459,750	9
BASIC EARNINGS PER SHARE								
Before tax	$4.31		$4.62		$2.15		$0.85	
After tax	$3.37		$3.72		$1.75		$0.75	
DILUTED EARNINGS PER SHARE								
Before tax	$4.29		$4.60		$2.15		$0.85	
After tax	$3.36		$3.71		$1.75		$0.75	
PRO FORMA INFORMATION AS IF THE CORPORATION'S SHARES HELD BY SUBSIDIARIES WERE ACCOUNTED FOR AS INVESTMENTS RATHER THAN TREASURY STOCKS:								
Net income	$ 33,157,322		$ 36,427,077		$ 16,983,408			
Basic earnings per share								
Before tax	$4.29		$4.59		$2.14			
After tax	$3.37		$3.70		$1.75			
Diluted earnings per share								
Before tax	$4.28		$4.57		$2.14			
After tax	$3.36		$3.69		$1.75			

The accompanying summary of significant accounting policies and basic assumptions on financial forecast are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

FORECASTED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2004
(WITH UPDATED FORECASTED DATA FOR THE YEAR ENDING DECEMBER 31, 2003 AND COMPARATIVE HISTORICAL DATA FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001)
(In Thousands of New Taiwan Dollars)

	Capital Stock		Capital Surplus	Retained Earnings				Unrealized Loss on Investees' Long-term Investments	Cumulative Translation Adjustments	Investees' Unrecognized Net Loss on Pension Cost	Treasury Stock	Total Stockholders' Equity
	Preferred	Common		Legal reserve	Special reserve	Unappropriated	Total					
Historical data												
BALANCE, JANUARY 1, 2001	$ 477,770	$ 87,483,626	$409,005	$17,477,198	$ 9,815,701	$19,087,182	$46,380,081	($149,728)	$ 53,726	$ -	$ -	$ 134,654,480
Conversion of preferred stock to common stock	(90)	90	-	-	-	-	-	-	-	-	-	-
Appropriation of 2000 earnings												
Legal reserve	-	-	-	1,858,154	-	(1,858,154)	-	-	-	-	-	-
Special reserve	-	-	-	-	96,001	(96,001)	-	-	-	-	-	-
Capitalization of bonus to employees	-	489,126	-	-	-	(489,126)	(489,126)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(48,913)	(48,913)	-	-	-	-	(48,913)
Cash dividends to preferred stockholders—15%	-	-	-	-	-	(71,652)	(71,652)	-	-	-	-	(71,652)
Cash dividends to common stockholders—15%	-	-	-	-	-	(13,122,557)	(13,122,557)	-	-	-	-	(13,122,557)
Stock dividends to preferred stockholders—3%	-	14,330	-	-	-	(14,330)	(14,330)	-	-	-	-	-
Stock dividends to common stockholders—3%	-	2,624,512	-	-	-	(2,624,512)	(2,624,512)	-	-	-	-	-
Purchases of treasury stock	-	-	-	-	-	-	-	-	-	-	(1,905,059)	(1,905,059)
Net income for 2001	-	-	-	-	-	7,459,750	7,459,750	-	-	-	-	7,459,750
Transfer of compensation payable to directors and supervisors to capital surplus	-	-	6,317	-	-	-	-	-	-	-	-	6,317
Adjustments of equity in investees due to change in percentage of ownership	-	-	1,248	-	-	(34,717)	(34,717)	-	-	-	-	(33,469)
Unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	(420,109)	-	-	-	(420,109)
Translation adjustments of investees' long-term investments	-	-	-	-	-	-	-	-	145,155	-	-	145,155
Investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(15,508)	-	(15,508)
BALANCES, DECEMBER 31, 2001	477,680	90,611,684	416,570	19,335,352	9,911,702	8,186,970	37,434,024	(569,837)	198,881	(15,508)	(1,905,059)	126,648,435
Conversion of preferred stock to common stock	(10)	10	-	-	-	-	-	-	-	-	-	-
Shares held by subsidiaries accounted for as treasury stocks	-	-	-	-	-	-	-	-	-	-	(1,356,485)	(1,356,485)
Transfer of special reserves to unappropriated earnings	-	-	-	-	(2,200,000)	2,200,000	-	-	-	-	-	-
Transfer of capital surplus from gain on disposal of properties to unappropriated earnings	-	-	(20,514)	2,051	-	18,463	20,514	-	-	-	-	-
Appropriation of 2001 earnings												
Legal reserve	-	-	-	745,975	-	(745,975)	-	-	-	-	-	-
Special reserve	-	-	-	-	290,463	(290,463)	-	-	-	-	-	-
Capitalization of bonus to employees	-	276,458	-	-	-	(276,458)	(276,458)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(27,646)	(27,646)	-	-	-	-	(27,646)
Cash dividends to preferred stockholders—12%	-	-	-	-	-	(57,322)	(57,322)	-	-	-	-	(57,322)
Cash dividends to common stockholders—8%	-	-	-	-	-	(7,128,935)	(7,128,935)	-	-	-	-	(7,128,935)
Stock dividends to preferred stockholders—2%	-	9,553	-	-	-	(9,553)	(9,553)	-	-	-	-	-
Stock dividends to common stockholders—2%	-	1,782,234	-	-	-	(1,782,234)	(1,782,234)	-	-	-	-	-
Net income for 2002	-	-	-	-	-	16,839,080	16,839,080	-	-	-	-	16,839,080
Adjustments of equity in investees due to change in percentage of ownership	-	-	2,927	-	-	(51,407)	(51,407)	-	-	-	1,773	(46,707)
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	14,346	-	-	-	14,346
Translation adjustment of long-term investments	-	-	-	-	-	-	-	-	23,510	-	-	23,510
Investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(188)	-	(188)
Disposal of the Corporation's shares held by subsidiaries	-	-	6,004	-	-	-	-	-	-	-	14,694	20,698
Cash dividends declared by the Corporation and received by subsidiaries	-	-	76,610	-	-	-	-	-	-	-	-	76,610
BALANCE, DECEMBER 31, 2002	$ 477,670	$ 92,679,939	$481,597	$20,083,378	$ 8,002,165	$16,874,520	$44,960,063	($555,491)	$222,391	($15,696)	($3,245,077)	$ 135,005,396

(Continued)

English Translation of Financial Statements Originally Issued in Chinese

	Capital Stock		Capital	Retained Earnings				Unrealized Loss on Investees'	Cumulative Translation	Investees' Unrecognized Net Loss on	Treasury	Total Stockholders'
	Preferred	Common	Surplus	Legal reserve	Special reserve	Unappropriated	Total	Long-term Investments	Adjustments	Pension Cost	Stock	Equity
2003 updated forecast												
Sales of treasury stock to employees	$ -	$ -	($ 82,614)	-	$ -	($ 14,863)	($ 14,863)	$ -	$ -	$ -	$1,904,543	$ 1,807,066
Conversion of preferred stock to common stock	(50)	50	-	-	-	-	-	-	-	-	-	-
Appropriation of 2002 earnings												
Legal reserve	-	-	-	1,683,908	-	(1,683,908)	-	-	-	-	-	-
Capitalization of bonus to employees	-	445,890	-	-	-	(445,890)	(445,890)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(44,589)	(44,589)	-	-	-	-	(44,589)
Cash dividends to preferred stockholders—14%	-	-	-	-	-	(66,867)	(66,867)	-	-	-	-	(66,867)
Cash dividends to common stockholders—14%	-	-	-	-	-	(12,975,148)	(12,975,148)	-	-	-	-	(12,975,148)
Stock dividends to preferred stockholders—1.5%	-	7,164	-	-	-	(7,164)	(7,164)	-	-	-	-	-
Stock dividends to common stockholders—1.5%	-	1,390,194	-	-	-	(1,390,194)	(1,390,194)	-	-	-	-	-
Disposal of the Corporation's shares held by subsidiaries	-	-	57,124	-	-	-	-	-	-	-	68,339	125,463
Net income for 2003	-	-	-	-	-	36,268,911	36,268,911	-	-	-	-	36,268,911
Reversal of investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	49	-	49
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	29,896	-	-	-	29,896
Translation adjustments of long-term investments	-	-	-	-	-	-	-	-	(127,975)	-	-	(127,975)
Adjustment of long-term equity investments	-	-	1,082	-	-	(51,274)	(51,274)	-	-	-	(47)	(50,239)
Cash dividends declared by the Corporation and received by subsidiaries	-	-	128,858	-	-	-	-	-	-	-	-	128,858
BALANCE, DECEMBER 31, 2003	477,620	94,523,237	586,047	21,767,286	8,002,165	36,463,534	66,232,985	(525,595)	94,416	(15,647)	(1,272,242)	160,100,821
2004 forecast												
Sales of treasury stock to employees	-	-	-	-	-	-	-	-	-	-	516	516
Appropriations of 2003 earnings												
Legal reserve	-	-	-	3,626,891	-	(3,626,891)	-	-	-	-	-	-
Capitalization of bonus to employees	-	977,255	-	-	-	(977,255)	(977,255)	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	(97,725)	(97,725)	-	-	-	-	(97,725)
Cash dividends on preferred stock—30%	-	-	-	-	-	(143,286)	(143,286)	-	-	-	-	(143,286)
Cash dividends on common stock—30%	-	-	-	-	-	(28,356,863)	(28,356,863)	-	-	-	-	(28,356,863)
Stock dividends on preferred stock—3%	-	14,329	-	-	-	(14,329)	(14,329)	-	-	-	-	-
Stock dividends on common stock—3%	-	2,835,686	-	-	-	(2,835,686)	(2,835,686)	-	-	-	-	-
Net income for 2004	-	-	-	-	-	32,877,563	32,877,563	-	-	-	-	32,877,563
Cash dividends declared by the Corporation and received by subsidiaries	-	-	279,759	-	-	-	-	-	-	-	-	279,759
BALANCE, DECEMBER 31, 2004	$ 477,620	$ 98,350,507	$865,806	$25,394,177	$ 8,002,165	$33,289,062	$66,685,404	($525,595)	$ 94,416	($15,647)	($1,271,726)	$ 164,660,785

The accompanying summary of significant accounting policies and basic assumptions on financial forecast are an integral part of this statement.

CHINA STEEL CORPORATION

FORECASTED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2004
(WITH UPDATED FORECASTED DATA FOR THE YEAR ENDING DECEMBER 31, 2003 AND COMPARATIVE HISTORICAL DATA FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001)
(In Thousands of New Taiwan Dollars)

	Forecast		Historical Data	
	2004	2003 (Updated)	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$ 32,877,563	$ 36,268,911	$ 16,839,080	$ 7,459,750
Depreciation	10,261,239	11,036,313	11,335,753	11,954,277
Amortization	322,681	322,375	401,733	648,429
Deferred income tax	344,000	362,455	354,706	(107,786)
Provision for (reversal of) allowance for bad debts	-	-	1,260	(615)
Provision for (reversal of) allowance for loss on inventories	-	-	33,836	(241,685)
Investment loss (income) under equity method	(3,902,929)	(5,318,305)	(2,566,906)	1,623,266
Investment loss under cost method	-	-	597,214	-
Loss on disposal of properties	367,164	30,331	64,678	43,865
Cash dividends on long-term investments under equity method	2,955,860	1,638,771	1,343,998	148,894
Gain on disposal of investments	(352,329)	(328,691)	(239,669)	(4,081,649)
Exchange loss (gain) and amortization on forward exchange contract	-	-	5,073	(33,141)
Changes in operating assets and liabilities				
Notes receivable	209,006	(268,667)	(233,648)	182,633
Accounts receivable	600,056	(807,923)	172,607	(87,424)
Other receivable	-	(269,129)	88,567	20,391
Inventories	(530,082)	(781,524)	2,869,309	934,393
Other current assets	152,692	(358,763)	(256,507)	(847,969)
Accounts payable	772,421	45,539	650,182	19,680
Income tax payable	(152,107)	2,913,022	3,730,522	(3,339,555)
Other payable	1,831,971	(546,533)	777,243	(1,250,553)
Other current liabilities	(538,594)	323,300	(176,119)	234,912
Net cash provided by operating activities	45,218,612	44,261,482	35,792,912	13,280,113
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of properties	(13,324,549)	(6,315,305)	(6,534,741)	(5,738,543)
Proceeds from disposal of long-term investments	647,280	9,641	-	-
Decrease (increase) in short-term investments	273,465	(9,923,893)	(7,305,143)	(917,378)
Increase in long-term investments	(738,958)	(5,510,313)	(1,148,397)	(2,617,955)
Decrease (increase) in other assets	-	-	35,057	(1,622,360)
Decrease (increase) in pledged time deposits	800,000	-	1,300,000	(600,000)
Net cash used in investing activities	(12,342,762)	(21,739,870)	(13,653,224)	(11,496,236)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash dividends	(28,500,149)	(13,042,015)	(7,166,275)	(13,180,003)
Increase (decrease) in commercial paper payable	1,639	(146)	(1,844,905)	1,750,333
Increase (decrease) in short-term bank loans and overdraft	353,658	(224,688)	(5,138,225)	3,014,880
Increase (decrease) in long-term debts	2,133,000	(2,985,045)	(2,710,517)	(2,546,834)

(Continued)

	Forecast		Historical Data	
	2004	2003 (Updated)	2002	2001
Purchase of treasury stock	$ -	$ -	$ -	($ 1,905,059)
Decrease in payable on properties purchased	-	-	(637,539)	(4,202)
Increase (decrease) in bonds payable	(10,000,000)	(9,200,000)	(5,850,000)	238,000
Compensation to directors and supervisors	(97,725)	(44,589)	(27,646)	(48,913)
Sales of treasury stocks to employees	516	1,807,066	-	-
Net increase in cash resulting from purchase of forward exchange contract	-	-	2,210	38,478
Net cash used in financing activities	(36,109,061)	(23,689,417)	(23,372,897)	(12,643,320)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,233,211)	(1,167,805)	(1,233,209)	(10,859,443)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,901,161	3,068,966	4,302,175	15,161,618
ADJUSTMENT OF LONG-TERM INVESTMENTS IN 2003 UPDATED AMOUNTS	3,354,666	-	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,022,616	$ 1,901,161	$ 3,068,966	$ 4,302,175
SUPPLEMENTAL INFORMATION				
Interest paid (excluding capitalized interest)	$ 1,138,047	$ 1,848,437	$ 2,478,479	$ 2,952,306
Income tax paid	8,955,544	5,455,612	27,178	4,394,390
NONCASH FINANCING ACTIVITIES				
Long-term debts due within one year	$ 5,000,000	$ 10,050,000	$ 12,185,045	$ 8,140,269
The Corporation's shares acquired and held by subsidiaries accounted for as treasury stock	1,271,726	1,271,726	1,340,018	-

The accompanying summary of significant accounting policies and basic assumptions on financial forecast are an integral part of this statement.

CHINA STEEL CORPORATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIC ASSUMPTIONS ON FINANCIAL FORECAST
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Stated)

A. GENERAL

The Corporation publishes its financial forecasts, in compliance with regulations stipulated by the Securities and Futures Commission in Taiwan, Republic of China (ROC), to provide investors with information on future operations.

On December 4, 2003, the Corporation completed the preparation of its forecasted financial statements for the year ending December 31, 2004 (hereinafter, "2004") based on the management's best assumption, estimates and evaluation of future operations. The basic assumptions stated herein are those that management considers are material to affect the forecasted financial statements. There will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The forecasted data for the year ending December 31, 2003 were excerpted from the forecasted financial statement which were finally updated in October 2003, and the historical data for the years ended December 31, 2002 and 2001 were excerpted from such years' audited financial statements. Those financial data are presented for comparison and reference purposes.

B. SIGNIFICANT ACCOUNTING POLICIES

The forecasted financial statements of the Corporation are prepared in conformity with the ROC Statements of Financial Accounting Standards No. 16 "Preparation of Financial Forecasts" and the reasonable basic assumptions as made by the Coporation's management.

The significant accounting policies are summarized below.

Use of Estimates

The Accounting Standards require management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expense of the Corporation. The Corporation continually evaluates these estimates, including those related to doubtful accounts, inventories loss, useful lives of properties, and loss from lawsuits and pension. The Corporation bases its estimates on historical experience and assumptions, which it believes to be reasonable under the circumstance. Actual results may differ from these estimates.

Assets and Liabilities Classified as Current and Non-current

Current assets include cash and other assets that are reasonably expected to be realized in cash, or to be consumed within one year from the balance sheet date; otherwise are non-current assets. Current liabilities are liabilities that are reasonably expected to be liquidated within one year; otherwise are non-current liabilities.

Cash Equivalents

Cash equivalents represent commercial papers within three months of maturity.

Short-term Investments

Short-term investments consist of bond funds and stocks listed on the Taiwan Stock Exchange without long-term holding intent and are stated at the lower of weighted average cost or market value. Loss on declined market value is charged to income or loss when it occurs. The allowance for investment loss is created to account for the loss resulting from the excess of total costs over the market value. While the market price is recovery, the allowance account will be reversed to the extent of remaining balance. The cost of sale of investment is calculated under the weighted average method. Market value represents net assets value of bond funds at balance sheet date or monthly average price of listed stocks in the latest month of the period.

Stock dividends received from investees are not recorded as investment income but as an increase in shares. Accordingly, the carry value per share is recalculated on the basis of totally owned shares. Cash dividends are recorded as investment income for current year, except for as a deduction to its original investment for the initial investing year.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided on the evaluation of the collectibility of individual receivables.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. Inventories, except for construction in progress, are stated at the lower of total moving weighted average cost or market value. Market value represents net realizable value for finished products, work in process, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel. Construction projects over one year are valued under the percentage-of-completion method, and construction in progress is stated at the costs incurred plus (less) the estimated gain (loss).

Long-term Investments in Shares of Stock

Long-term stock investments of which the Corporation owns at least 20% of the outstanding voting shares or where the Corporation has significant influence on the investees are accounted for by the equity method. When the equity method is first applied or when a stock is acquired, the difference between the carrying value of an investment and the proportionate equity in the investee is amortized over five years. The Coporation recognizes investment income or losses using the investees' financial statements for the same accounting period, unless the financial statements of investee cannot be obtained in time; then the Corporation recognizes investment income or losses in the semi-annual financial statements, using the investees' financail statements of preceding year. Unrealized gains or losses from transactions with investees and from transactions between investees are eliminated. Cash dividends received from investees are recorded as a deduction in the investment carrying value. Translation adjustments, unrealized loss on investees' long-term investments and unrecognized net loss on pension cost are recognized proportionately by the Corporation's shareholdings. When the investee issues additional shares but the Corporation does not acquire shares at a ratio equal to its initial equity, the Corporation's ownership percentage is changed. As a result, capital surplus is adjusted for the difference between the carrying values of the investments and the Corporation's equity in the investees' net assets. If the carrying value is less than equity in net assets, the difference is credited to capital surplus. If the carrying value is more than equity in net assets, the difference is debited to capital surplus or unappropriated earnings while capital surplus is unavailable. If the market prices of investees decline significantly and not temporarily, the investment loss should be recognized as realized loss in the same year of the decline. Such investment will be reevaluated by the equity method if an investee's market value becomes higher than book value per share. The difference between the new cost of the investment and the proportionate equity in the investee is amortized over five years.

Other long-term investments in shares of stock are accounted for by the cost method. If certain evidence indicates that the market value of investments has significantly declined, not temporarily, the decline should be recognized as a realized investment loss. The previous carrying value less the amount of write-down becomes the new cost basis for such investments. Cash dividends received from investee are recorded as a deduction in the investment carrying value for the initial year, otherwise, they are recorded as investment income. Upon sale of investment, the cost of investment sold is calculated under the weighted average method.

Properties and Rental Assets

Properties and rental assets (under other assets) are stated at cost or cost plus appreciation, less accumulated depreciation. Interest expense arising from the purchase or construction of properties is capitalized as cost. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Depreciation of properties is provided by the straight-line method over service lives estimated as follows: land improvements, 10 to 40 years; buildings and improvements, 5 to 60 years; machinery and equipment, 3 to 25 years; transportation equipment, 3 to 25 years; miscellaneous equipment, 3 to 10 years. Depreciation on appreciation is provided by the straight-line method over the remaining service lives of the revalued assets. When a property reaches its original service life but is still in use, its residual value is written off over its reestimated service life.

Depreciation of machinery and equipment leased to the Corporation's investee (under other assets—rental assets) is calculated by the working hour method.

Upon sale or disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses are credited or charged to current income. Before 2000, any such gains, net of applicable income tax, are transferred to capital surplus at year-end, and the accumulated amounts were retransferred to retained earnings under the resolution of 2002 shareholders' meeting.

Unamortized Repair Expense

Unamortized repair expense refers to the major repair of blast furnaces and is amortized by the straight-line method over five years.

Treasury Stock

The Corporation acquires its share stock in accordance with government regulations, and recorded such shares as treasury stock at cost and is presented as a deduction of stockholder's equity.

Effective 2002, the Corporation's shares acquired and held by subsidiaries are accounted for as treasury stock, adjusted from the long-term investments, at the carry value (recorded as short-term or long-term investments by subsidiaries) as of January 1, 2002.

Revenue Recognition

Revenues are recognized when titles to products and risks of ownership are transferred to customers: domestic sales—when products are out of the Corporation's premises for delivery to customers; exports—when products are loaded onto vessels. Allowance for sales returns and discounts are estimated based on probability.

Sales are measured with fair value which is a price (net of trade discounts and sales discounts) agreed by the Corporation and consumers. However, while the related receivable is due within one year, the difference between its present value and receivable amount is immaterial and transactions are frequent, the present value of related receivables are not calculated by discounting imputed interest rate.

Pension

Pension costs are recognized on the basis of actuarial calculations. The difference between the actuarial pension cost and its contribution to pension funds is recorded as accrued pension liability. Unamortized net transition assets and actuarial gains or loss are amortized over 11 years and the average remaining service life of existing employees, respectively.

Income Tax

Income tax is provided on inter-period allocation basis. Tax effects on deductible temporary differences are recognized as deferred income tax assets. Valuation allowance is provided for deferred tax assets with uncertain realizability. Tax effects of taxable temporary differences are recognized as deferred tax liabilities. Deferred tax asset or liability is classified as current or noncurrent depending on the classification of the related asset or liability for financial reporting. But if the deferred income tax asset or liability cannot be related to an asset or liability for financial reporting, the classification is based on the expected reversal or realization date of the temporary difference.

The tax credits from expenditures for purchase of equipment, research and development, and employees' training costs are recognized as income tax credits when those credits are granted.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Annual earnings is appropriated under a resolution adopted in the stockholders' meeting in the next year. Under tax regulations, unappropriated earnings are subject to 10% income taxes. Such taxes are recorded as expenses when the stockholders resolve to retain the earnings.

Foreign-currency Transactions

Foreign-currency transactions, except derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different exchange rates when foreign-currency assets and liabilities are settled, are credited or charged to income in the year of settlement. On the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates and resulting adjustments are credited or charged to income. Long-term investments accounted for by the cost method are adjusted as translation adjustment under stockholder's equity if the translated New Taiwan dollar amount is lower than cost; if higher, no adjustment is made. Those investments accounted for by the equity method are translated based on investees' foreign-currency financial statements, and the change in investment from exchange rate is shown as cumulative translation adjustment under stockholders' equity.

Derivative Financial Instruments

Forward exchange transactions entered into as hedge for foreign-currency net assets or net liabilities are recorded in New Taiwan dollars at the spot rates on the date of each forward contract. The differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. Year-end balances of forward exchange contracts are restated at the prevailing exchange rates and the resulting adjustments are credited or charged to income. Exchange gains or losses on forward exchange transactions entered into as hedge for foreign-currency commitments are deferred as adjustments to transaction prices. If the adjusted transaction prices are over their market values, the exchange loss with excess amount is recognized when it occurs.

The related receivable and payable balances for forward contracts are netted against each other and the resulting balance is presented as either current asset or liability.

Reclassification

Certain accounts for the year ending December 31, 2003 and the years ended December 31, 2002 and 2001 have been reclassified to conform to the classification in 2004.

C. SUMMARY OF SIGNIFICANT BASIC ASSUMPTIONS

The forecasted data for 2004 is based on current market situation, operation plans and the management's best estimates of future operations.

1. Statement of income

The forecasted revenues and cost of revenues for 2004 as compared with those of 2003 are summarized by products as follows:

	2004			2003 (updated)		
	Quantity (Tons)	Unit Price	Amount	Quantity (Tons)	Unit Price	Amount
Revenues						
Hot rolled coil and sheet	4,317,400	$ 11,047	$ 47,693,813	4,501,296	$ 10,816	$ 48,685,009
Cold rolled coil and sheet	2,678,000	15,509	41,533,324	2,641,440	15,213	40,183,852
Wire rod, plate and bar	2,797,600	12,521	35,029,642	2,967,318	11,582	34,368,775
Other steel products	207,000	8,421	1,743,221	229,950	8,834	2,031,469
By-products and non-steel products			1,076,145			1,679,285
Services and others			1,795,384			1,614,428
Total	10,000,000		$ 128,871,529	10,340,004		$ 128,562,818
Cost of revenues						
Hot rolled coil and sheet		7,150	$ 30,867,286		6,567	$ 29,560,176
Cold rolled coil and sheet		9,702	25,982,017		9,172	24,226,469
Wire rod, plate and bar		8,727	24,413,739		8,458	25,096,122
Other steel products		5,837	1,208,310		5,694	1,309,346
By-products and non-steel products			1,301,850			1,660,949
Services and others			1,082,061			774,791
Total			$ 84,855,263			$ 82,627,853
Gross profit ratio			34%			36%

a. Revenues

The Corporation anticipates no significant change in the international steel market demand and prices, based on the current available sales orders and the market price for the first quarter of 2004. The average unit selling price is expected to increase by 4%, as compared with the updated forecast in 2003. Based on the operation plans, the sales quantities for main steel products will decrease by 3% .

The 2004 forecasted revenues increase by $308,711, as compared with those of 2003. The increase as analyzed by the main products is as follows:

1) Hot rolled coil and sheet

The Corporation anticipates the sales quantities will decrease by 4% and the unit selling price will increase by 2%, due to betterment of hot rolled plant. Collectively, the revenues will decrease by $991,196 (2%).

2) Cold rolled coil and sheet

The market demand for cold rolled coil and sheet will increase. As such, the unit selling prices and sales quantities are anticipated to increase by 2% and 1%, respectively, resulting in the increase in revenues by $1,349,472 (3%).

3) Wire rod, plate and bar

The Corporation anticipates that the sales quantities will decrease by 6% due to the shut down for annual maintenance and betterment of facilities, but the unit selling prices of these products will increase by 8%. Collectively, the revenues will increase by $660,867 (2%).

4) Other steel products

Due to the market demand and change in product combination, the unit selling prices and the sales quantities of other steel products will decrease by 5% and 10%, repectively, resulting in the decrease in revenues by $288,248 (14%).

b. Cost of revenues

The 2004 forecasted cost of revenues as compared with those of 2003 will increase by $2,227,410 (3%), mainly attributes to the followings:

1) Raw materials

Based on the existing purchase contracts and the increase in international shipping expense, the Corporation anticipates the raw material unit cost will increase by $367 (9%) per ton, but sale quantities is planned to decrease by 3%, the cost of raw material will increase by $2,004,558 (5%), as compared to updated forecast in 2003.

2) Direct labor

This consists mainly of employees' salaries and wages, bonus, overtime pay, insurance and pension. The bonus is anticipated to decrease resulting from a decrease in 2004 earnings, but the salary and wage rates increase. Collectively, the labor cost will not have significant change.

3) Manufacturing expenses

The manufacturing departments estimated 2004 manufacturing expenses based on historical data, production budgets, price level, personnel and annual maintainance plan for each expense item. The Corporation anticipates the forecasted manufacturing expense will increase by $403,625 (2%), as analyzed below:

a) Personnel expenditure

This consists mainly of salaries and wages, bonus, overtime pay and pension. Due to the decrease in forecasted earnings, the incentive bonus will decrease, but there is an increase in salaries and wages rates. Consequently, personnel expenditure may increase by $296,382 (4%).

b) Variable overhead

This consists mainly of the expenses of maintenance, utilities, fuel, packing and factory supplies. The Corporation anticipates an increase of $652,224 (11%) in fuel and factory supplies due to the price inflation. No significant change is expected in other variable overhead as compared with those in 2003.

c) Other expenses

Other expenses in 2004 are estimated based on the actual expenses during January to November 2003.

Depreciation will decrease by $717,047 (7%) because certain machinery and equipments will be fully depreciated from the second quarter of 2004.

c. Operating expenses

Operating expenses in 2004 are estimated based on the actual expenses in 2003 and the 2004 forecasted sales.

No significant change is expected in the forecasted operating expenses for 2004, detailed as follows:

1) Personnel expenditure

This cosists mainly of salaries and wages, bonus, overtime pay, insurance and pension. Personnel expenditure will decrease by $91,728 (4%), mainly attributes to the decrease in incentive bonus and number of employees.

2) Variable expenses

This consists mainly of commission, professional services, office supplies, transportation and maintenance. No significant change is expected for such variable expenses.

3) Other expenses

Other expenses in 2004 are estimated based on the actual expenses during January to November 2003. No significant change is expected for such expenses.

d. Non-operating income and expenses

1) Interest income and expenses

The forecasted interest expenses for 2004 is based on the outstanding balances of short-term bank loans, long-term debts and bonds payable, with interest rate at 0.22%-6.08%, less capitalized interest of about $167,953, and expected to decrease by $651,231 (47%) as compared with updated forecast in 2003. The forecasted interest income for 2004 is calculated based on the average time deposits and commercial papers balance with interest rate at 0.35%-1.0%, and expected to decrease by $43,781 (37%), resulting from decline in the outstanding debt balance and interest rates compared with those of 2003.

2) Investment income

The forecasted investment income includes income under the equity method of $3,902,929, dividends income from preferred stocks of $59,993 and gain on disposal of short-term investment of $352,329. The forecasted investment income under the equity method is recognized based on the investees' forecasted operating results as follows:

	Investees' Net Income (Loss)	% of Ownership	Investment Income (Loss)
Investment income (loss) recognized under equity method			
China Steel Express Corporation	$ 1,798,586	100	$ 1,798,048
Gains Investment Corporation	88,732	100	88,732
C. S. Aluminium Corporation	387,112	69	267,959
China Steel Global Trading Corporation	185,979	100	185,086
China Prosperity Development Corporation	1,012	100	1,012
China Steel Security Corporation	19,125	100	19,117
Info-Champ Systems Corporation	83,493	99	82,842
China Hi-ment Corporation	238,031	20	48,296
China Ecotek Corporation	24,038	36	8,675
China Steel Structure Corporation	56,250	18	10,064
China Steel Chemical Corporation	679,606	30	207,212
Taisil Electronic Materials Corporation	644,174	35	225,461
Kuei Yi Industrial Corporation	105,000	35	36,750
Kaohsiung Rapid Transit Corporation	(98,632)	31	(30,872)
China Steel Asia Pacific Holdings Ptd. Ltd.	368,972	100	368,972
China Steel Machinery Corporation	13,520	100	13,520
Taiwan Rolling Stock Co., Ltd.	3,612	27	966
China Steel Management Consulting Corporation	3,957	38	1,485
Yieh Loong Enterprises Corporation (YLEC)	361,493	24	513,211
Goang Yaw Investment Corporation and other two companies	56,393	99	56,393
Investment income-net			$ 3,902,929

The forecasted investment income of YLEC represents mainly amortization of the difference between the carrying value of the investments and the Corporation's equity in the YLEC's net assets.

e. Income tax

The forecasted 2004 income tax is calculated as follows:

Tax on pretax income at statutory rate (25%)	$ 10,506,250
Depreciation difference	344,000
Investment income	(1,078,813)
	9,771,437
Tax on unappropriated earnings	90,000
Investment tax credit	(370,000)
Income tax payable	9,491,437
Change in deferred income tax	(344,000)
	$ 9,147,437

Income tax payable is net of prepaid income tax.

f. Earnings per share

Following is the reconciliation of the numerators and denominators used in calculating basis and diluted earnings per shares.

	Numerator-Amount			Denominator—Thousand Shares
	Before Tax	After Tax		
2004 (Forecast)			2004 (Forecast)	
Net income	$42,025,000	$32,877,563	Weighted average of issued common shares	9,835,051
Less: Dividends to preferred stockholders	85,471	66,867	Less: Weighted average of treasury stocks	
			—Held by subsidiaries	96,051
Basic EPS				
Net income belonging to common stockholders	41,939,529	32,810,696		9,739,000
Effect of potential dilutive shares 14% cumulative convertible preferred stockholders	85,471	66,867		47,762
Diluted EPS				
Net income belonging to common stockholders and effect of potential dilutive shares	$42,025,000	$32,877,563		9,786,762
2003 (Updated Forecast)			2003 (Updated Forecast)	
Net income	$45,000,000	$32,268,911	Weighted average of issued common shares	9,452,324
Less: Dividends to preferred stockholders	82,964	66,867	Add: Retroactive adjustments for capitalization of retained earnings	382,727
			Less: Weighted average of treasury stocks	
			—Purchased by the Corporation	6,285
			—Held by subsidiaries	96,051
Basic EPS				
Net income belonging to common stockholders	44,917,036	36,202,044		9,732,715
Effect of potential dilutive shares 14% cumulative convertible preferred stocks	82,964	66,867		47,762
Diluted EPS				
Net income belonging to common stockholders and effect of potential dilutive shares	$45,000,000	$36,268,911		9,780,477
2002			2002	
Net income	$20,695,814	$16,839,080	Weighted average of issued common shares	$ 9,267,994
Less: Dividends to preferred stockholders	82,190	66,874	Add: Retroactive adjustments for capitalization of retained earnings	567,052
			Less: Weighted average of treasury stocks	
			—Purchased by the Corporation	150,000
			—Held by subsidiaries	101,210

(Continued)

	Numerator-Amount Before Tax	Numerator-Amount After Tax		Denominator —Thousand Shares
Basic EPS				
Net income belonging to common stockholders	20,613,624	16,772,206		9,583,836
Effect of potential dilutive shares 14% cumulative convertible preferred stocks	82,190	66,874		47,767
Diluted EPS				
Net income belonging to common stockholders and effect of potential dilutive shares	$ 20,695,814	$ 16,839,080		$ 9,631,603
2001			2001	
Net income	$ 8,406,799	$ 7,459,750	Weighted average of issued common shares	9,061,168
Less: Dividends to preferred stockholders	75,365	66,875	Add: Retroactive adjustments for capitalization of retained earnings	773,877
			Less: Weighted average of treasury stocks —Purchased by the Corporation	29,925
Net income belonging to common stockholders	$ 8,331,434	$ 7,392,875		9,805,120

The number of shares are retroactively adjusted for the effect of retained earnings capitalized for the EPS calculation for 2004. Thus basic EPS before tax and after tax are decreased from $4.80 to 4.62 and $3.87 to $3.72 for 2003, from $2.24 to $2.15 and $1.82 to $1.75 for 2002, and from $0.88 to $0.85 and $0.78 to $0.75 for 2001, respectively.

2. Balance sheet

a. Long-term investments

As stated under item C.1.d.2), the forecasted investment income will be $3,902,929 and the Corporation will implement the additional investments of $738,958. The movement of these investments are expected as follows:

Forecasted balance at the beginning of 2004		$44,822,464
Adjustment to forecasted balance at the beginning of 2004		
2003 investment amounts less than updated forecast	($ 2,017,520)	
2003 disposal of long-term investment cost more than updated forecast	(1,337,146)	(3,354,666)
Investment income under the equity method		3,902,929
Cash dividends received by subsidiaries		279,759
Increase in investments		738,958
Disposal of investments		(568,416)
Cash dividends		($ 2,955,860)
Balance, end of 2004		$42,865,168

d. Short-term bank loans and overdraft, commercial papers payable, bonds payable and long-term debts

The Corporation expects to increase short-term loans of $353,658, commercial papers of $1,639,

long-term debts of $2,183,000 and other working capital to repay long-term debts of $50,000 and bonds payable of $10,000,000.

e. Appropriations of retained earnings

The Corporation projected to appropriate its 2003 earnings, based on its dividend policy, as follows:

Legal reserve	$ 3,626,891
Cash dividends	
Common stock	28,356,863
Preferred stock	143,286
Stock dividends	
Common stock	2,835,686
Preferred stock	14,329
Bonus to directors and supervisors	97,725
Bonus to employees	977,255
	$36,052,035

Cash dividends to both preferred and common stockholders are $3 per share, while stock dividends to both preferred and common stockholders are $0.3 per share.

f. Treasury stock

Treasury stocks for the year ending December 31, 2004 are as follows:

Purpose	Thousand Shares			End of Year	
	Beginning of Year	Increase	Decrease	Thousand Shares	Amount
1) Shares acquired for transfer to employees	36	-	36	-	$ -
2) Shares acquired and held by subsidiaries	93,253	2,798	-	96,051	1,271,726
	93,289	2,798	36	96,051	$1,271,726

1) Transfer to employees

The Corporation acquired its common stock for transfer to employees. In January 2003, the Corporation transferred 149,964 thousand shares to employees, resulting in a decrease in capital surplus of $82,614 and retained earnings of $14,863. The Corporation will tranfer the remaining 36 thousand shares to employees in 2004 and expect no material impact to capital structure.

2) Shares acquired and held by subsidiaries

As of January 1, 2004, the Corporation's shares acquired and held by subsidiaries were accounted for as treasury stocks (recorded as long-term or short-term investments by investees) amounting to 93,253 thousand shares. The Corporation anticipates that such shares will be increased by 2,798 thousand due to the Coporation's capitalization of retained earnings and such shares are not expected to be disposed in 2004. The market value for shares held by subsidiaries are expected to be $2,651,008 as of December 31, 2004.

D. FORECASTED QUARTERLY OPERATING RESULTS FOR 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenues	$ 32,039,668	$ 32,957,769	$ 32,713,057	$ 31,161,035	$ 128,871,529
Cost of revenues	21,096,406	21,700,986	21,539,904	20,517,967	84,855,263
Gross profit	$ 10,943,262	$ 11,256,783	$ 11,173,153	$ 10,643,068	$ 44,016,266
Gross profit ratios	34%	34%	34%	34%	34%
Income before income tax	$ 10,445,451	$ 10,758,972	$ 10,675,342	$ 10,145,235	$ 42,025,000

E. SENSITIVE ANALYSIS OF THE FORECASTED FINANCIAL STATEMENTS FOR 2004

a. Changes in foreign exchange rate

Forecasted exchange rate of New Taiwan Dollars against U.S. Dollars: US$1=NT$34. Amounts expected to be affected by the change in exchange rate:

Revenues (export sales)	US$ 928,344,559
Costs of imported raw materials and supplies	(1,189,507,063)
Other operating expenses	(3,134,707)
	(US$ 264,297,211)

Effect of fluctuations on exchange rate:

Appreciation (Depreciation) of New Taiwan Dollars	Increase (Decrease) in Income Before Income Tax
1%	$ 89,861
(1%)	(89,861)

2. Changes in unit selling price

Estimated average unit price for 2004: $12.6 per ton

Estimated sales volume for 2004: 10,000,000 tons

Effect of changes in unit selling price:

Increase (Decrease) in Unit Selling Price	Increase (Decrease) in Revenues
1%	$ 1,260,000
(1%)	(1,260,000)

3. Changes in sales volume:

Estimated average gross profit for 2004: $4.353 per ton

Effect of changes in sales volume:

Increase (Decrease) in Sales Volume	Increase (Decrease) in Gross Profit
1%	$ 435,300
(1%)	(435,300)

4. Changes in cost of raw materials:

Forecasted cost of raw materials for 2004: $44,598,022

Effect of changes in cost of revenues:

Increase (Decrease) in Cost of Raw Materials	Increase (Decrease) in Cost of Revenue
1%	$ 445,980
(1%)	(445,980)

F. ACHIEVEMENT OF 2003 UPDATED FORECAST

	Nine Months Ended September 30, 2003	2003 Forecast		Achievement (%)
		Original	Updated	
Revenues	$ 96,228,074	$ 113,365,588	$ 128,562,818	75
Cost of revenues	62,153,446	73,000,152	82,627,853	75
Gross profit	34,074,628	40,365,436	45,934,965	74
Operating expense	3,865,700	4,832,049	5,148,000	75
Income from operations	30,208,928	35,533,387	40,786,965	74
Non-operating income	5,241,872	3,290,927	6,197,235	85
Non-operating expenses	1,525,242	2,284,314	1,984,200	77
Income before income tax	33,925,558	36,540,000	45,000,000	75
Tax	6,276,306	7,364,000	8,731,089	72
Net income	$ 27,649,252	$ 29,176,000	$ 36,268,911	76
Basic EPS				
Before tax	NT$ 3.62	NT$ 3.88	NT$ 4.80	75
After tax	NT$ 2.95	NT$ 3.10	NT$ 3.87	76

1. The 2003 original forecasted financial statements was published on December 17, 2002. Due to the change in assumptions and circumstances, the 2003 forecasted financial statements were updated on Octorber 30, 2003.

2. The reason and impact for update:

   a. Reason:

   The changes in the basic assumptions for the revenues, cost of revenues and non-operating income are mainly resulting from the increase in the demand of international steel market, the increase in product prices and quantities and the increase in investment income under equity method. Consequently, the updated gross profit and income before income tax increased substantially, as compared with the original forecast.

   b. Impact amount:

   The gross profit and income before income tax increased by $5,569,529 (14%) and $8,460,000 (23%), respectively.

G. ACHIEVEMENT OF 2004 FORECAST

Not applicable.

China Steel Corporation Announcement

The important resolutions made by the 10th conference of the 11th boards of directors of the Company June 18, 2003

1. Approving the agenda to participate East Asia United Steel Corporation Investment Project

CSC, Sumitomo Metal Industries (SMI) and Sumitomo Corporation (SC) will establish a joint venture company named East Asia United Steel Corporation (EAU) in Japan. CSC will invest 10 billion JPY in total and hold 33% of EAU Steel's shares.

2. Approving the revamping and modification of No.4 & 5 slab continuous casters of steel making plant and total investment is estimated to be NT$2,101,910,000

3. Approving the secondary ladle furnace installation at BOF plant I And total investment is estimated to be NT$604,143,000

4. Approving the revamping project of existing cold-heading steel wire plant and total investment is estimated to be NT$267,960,000

5. Approving the Conversion Sale Program for CSC common shareholders to sell shares via GDR

China Steel Corporation

Y.C. Chen
Executive Vice President

China Steel Corporation Announcement

The important resolutions made by the 2nd extraordinary conference of the 11th board of directors of the Company Jan 27 2004

Subject:

Board of directors has resolved to dispose common shares of Taisil Electronic Materials Corp.

Contents:

1. Transaction volume: 139,998,500
2. Unit price: NT$10
3. Total transaction price: NT$1,399,985,000
4. Counterpart to the trade and its relationship to the Company:
   MEMC Electronic Material, Inc., No relationship to the Company.
5. Anticipated profit : NT$209,765,000

China Steel Corporation

Y.C. Chen
Executive Vice President